UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                   -----------

                          Vari-Lite International, Inc.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   922152 10 3
                  ---------------------------------------------
                                 (CUSIP Number)


                                 April 23, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                                      [ ] Rule 13d-1(b)
                                                               [ ] Rule 13d-1(c)
                                                               [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.922152 10 3                                           PAGE 2 OF 5 PAGES
----------------------------                         ---------------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     James H. Clark, Jr.
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [_]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                           5   SOLE VOTING POWER
   NUMBER OF                   632,272
   SHARES                  ----------------------------------------------
   BENEFICIALLY            6   SHARED VOTING POWER
   OWNED BY                    3,764
   EACH                    ----------------------------------------------
   REPORTING               7   SOLE DISPOSITIVE POWER
   PERSON                      632,272
   WITH                    ----------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               3,764
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     636,036
 ------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [_]

------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.2%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------

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CUSIP NO. 922152 10 3                                          PAGE 3 OF 5 PAGES
----------------------------                         ---------------------------

           Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends his Schedule 13G Statement, dated February 12, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $0.10 per share, of Vari-Lite International, Inc. The Schedule 13G is amended to reflect an increase in the percentage of the class beneficially owned. The Schedule 13G is hereby amended and restated to read in its entirely as follows:

Item 1.

           Item 1(a)       Name of Issuer:
                           Vari-Lite International, Inc.

           Item 1(b)       Address of Issuer's Principal Executive Offices:
                           201 Regal Row, Dallas, Texas 75247

Item 2.

           Item 2(a)       Name of Person Filing:
                           James H. Clark, Jr.

           Item 2(b) Address or principal business office or, if none, residence:
                           3738 Oak Lawn, Suite 102, Dallas, Texas 75219

           Item 2(c)       Citizenship:
                           United States

           Item 2(d)       Title of class of securities:
                           Common Stock

           Item 2(e)       CUSIP No.:
                           922152 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ]        Bank as defined in section 3(a)(6) of the Act
                          (15 U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                          1813);

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CUSIP NO. 922152 10 3                                          PAGE 4 OF 5 PAGES
----------------------------                         ---------------------------

           (i) [ ]        A church plan that is excluded from the
                          definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ]        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.    Ownership.

           Item 4(a)       Amount beneficially owned: 636,036. Includes
                           603,657 shares of Common Stock owned by Clark Partnership, Ltd., a limited partnership of which Mr. Clark is managing general partner, 3,764 owned by Mr. Clark's wife and 4,800 shares issuable upon exercise of stock options exercisable within 60 days. Mr. Clark disclaims beneficial ownership of the shares held by his wife.

           Item 4(b)       Percent of class:  8.2%

           Item 4(c)       Number of shares as to which the person has:

                           (i)      Sole power to vote or to direct the vote:
                                    632,272

                           (ii)     Shared power to vote or to direct the vote:
                                    3,764

                           (iii) Sole power to dispose or to direct the disposition of: 632,272

                           (iv) Shared power to dispose or to direct the disposition of: 3,764

Item 5.    Ownership of Five Percent or Less of a Class.

           If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable.

Item 9.    Notice of Dissolution of a Group.

           Not Applicable.

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CUSIP NO. 922152 10 3                                          PAGE 5 OF 5 PAGES
----------------------------                         ---------------------------

Item 10.   Certifications.

           Item 10(a)      Not Applicable.

           Item 10(b)      Not Applicable.



                                    Signature

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



February 7, 2000                                  /s/ James H. Clark, Jr.
                                                  ------------------------------
                                                  James H. Clark, Jr.